UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

SCHEDULE 14F-1

_____________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

DYNASTY ENERGY RESOURCES, INC.
(Exact name of registrant as specified in its corporate charter)

000-53141
(Commission File No.)

Delaware	26-0855681
(State of Incorporation)	(IRS Employer Identification No.)

Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen,
Futian District 518033
People’s Republic of China
(Address of principal executive offices)

(86) 755 83 67 9378
(Registrant's telephone number)

____________________________________________________________________________

     NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
___________________________________________________________________________

DYNASTY ENERGY RESOURCES, INC.
Room 22B, Block C, Shimao Plaza
No. 9 Fuhong Road, Shenzhen
Futian District 518033
People’s Republic of China

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about September 21, 2010 to the holders of record at the close of business on September 20, 2010 (the “Record Date”) of the common stock, par value $0.00001 per share (the “Common Stock”), of Dynasty Energy Resources, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a securities purchase agreement, dated September 20, 2010, among the Company, Belmont Partners, LLC, and the accredited investor signatory thereto (the “Purchase Agreement”). The transactions contemplated by the Purchase Agreement were consummated on September 20, 2010 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Dynasty Energy Resources, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

A copy of the Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 10.1 to a current report on Form 8-K that was filed on September 20, 2010.

On the Record Date, 169,126,938 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On September 20, 2010, the Company entered into and closed a securities purchase agreement (the "Purchase Agreement") between the Company, Belmont Partners, LLC ("Belmont") and the accredited investor signatory thereto (the "Investor"), pursuant to which, the Company sold an aggregate of 135,301,552 shares of the Company’s common stock par value, $.00001 to the Investor for an aggregate purchase price of $290,000. Simultaneously with the closing of the share purchase agreement, the Company repurchased 66,430,504 shares of common stock held by Belmont, for an aggregate purchase price of $290,000, net any outstanding liabilities of the Company as of the closing date, as contemplated by a repurchase agreement, dated September 20, 2010, by and between the Company and Belmont (the "Repurchase Agreement"). As a result of the closing of the Purchase Agreement and the Repurchase Agreement, the Investor under the Purchase Agreement holds 80% of the Company’s outstanding capital stock resulting in a change in control of the Company.

In connection with the closing of the Purchase Agreement, Mr. Joseph Meuse resigned from his position as President, effective immediately, and from his position as the Company’s sole director, effective upon the tenth day following the Company’s mailing of an Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”)., which is expected to occur on or about September 30, 2010. On the same day, Mr. Shaoping Lu was appointed as the Company’s President, Chief Executive Officer, Treasurer and Secretary effective immediately, and as its sole director, effective upon the effective date of Mr. Meuse’s resignation as sole director.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Purchase Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our current officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Room 22B, Block C, Shimao Plaza, No. 9 Fuhong Road, Shenzhen, Futian District People’s Republic of China 518033.

	Before Closing of the Purchase		After Closing of the Purchase
	Agreement		Agreement
	Amount and		Amount and
	Nature of		Nature of
	Beneficial	Percent of	Beneficial	Percent of
Name and Address of Beneficial Owner	Ownership(1)	Class(2)	Ownership(1)	Class(2)
Officers and Directors
Shaoping Lu	0	*	135,301,552	80%
Joseph Meuse	66,430,504	66.26%	0	*
360 Main Street
Washington, VA 22747
All officers and directors as a group	66,430,504	66.26%	135,301,552	80%
(2 persons named above)
5% Security Holders
Shaoping Lu	0	*	135,301,552	80%
* Less than 1%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 100,255,890 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Purchase Agreement (as of the Record Date) and 169,126,938 shares of Common Stock issued and outstanding after the closing of the transactions contemplated by the Purchase Agreement (as of the Closing Date).

Changes in Control

We do not currently have any arrangements which if consummated may result in a change of control of our Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Purchase Agreement, our Board of Directors consisted of one member, Mr. Joseph Meuse, who was elected to serve until his successor is duly elected and qualified. Mr. Meuse has submitted a letter of resignation and Mr. Shaoping Lu has been appointed to our Board of Directors. Mr. Lu’s appointment became effective on the Closing Date, while Mr. Meuse’s resignation will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed Mr. Lu to serve as the Company’s President, Chief Executive Officer, Secretary and Treasurer.

Shaoping Lu. Mr. Lu was appointed to serve as our Chairman and CEO on September 20, 2010, in connection with the closing of the Purchase Agreement. Mr. Lu has over seventeen years of executive management experience and has served since March 2002, as the President and CEO of China Hi-Tech Fund, an investment company, providing investment banking, financial services and direct investment to small to mid-sized Chinese companies. Mr. Lu holds a Bachelor of Science Degree from the Central China Normal University, Wuhan, China, a Master of Science Degree from the Institute of Applied Mathematics, Chinese Academy of Sciences, Beijing, China and a Doctorate from The City University of New York.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2009 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

  On September 20, 2010, the Company entered into and closed a securities purchase agreement between the Company, Belmont Partners, LLC and Shaoping Lu, an accredited investor, pursuant to which, the Company sold an aggregate of 135,301,552 shares of the Company’s common stock par value, $.00001 to Mr. Lu, for an aggregate purchase price of $290,000. Mr. Lu’s appointment as our Chairman and Chief Executive Officer is in connection with the closing of the Purchase Agreement.

  Simultaneously with the closing of the share purchase agreement, the Company repurchased 66,430,504 shares of common stock held by Belmont, for an aggregate purchase price of $290,000, net any outstanding liabilities of the Company as of the closing date, as contemplated by a repurchase agreement, dated September 20, 2010, by and between the Company and Belmont. Joseph Meuse, our Director and former President, is the Managing Member of Belmont and exercises dispositive control over the shares repurchased from them.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2009, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting in 2009.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, our Chief Executive Officer is also our Chairman. The Board of Directors believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, the Board of Directors considered, among other matters, Mr. Shaoping Lu’s experience in business development and felt that his experience, knowledge, and personality allowed him to serve ably as both Chairman and Chief Executive Officer. Among the benefits of a combined Chief Executive Officer/Chairman considered by the Board of Directors is that such structure promotes clearer leadership and direction for our Company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table — Calendar Years Ended December 31, 2009 and 2008

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

		Salary	Total
Name and Principal Position	Year	($)	($)
Shaoping Lu,	2009	0	0
Chief Executive Officer (1)	2008	0	0
Joseph Meuse,	2009	0	0
Former Chief Executive Officer (2)	2008	0	0
James A. Ditanna,	2009	$60,000	$60,000
Former Chief Executive Officer (3)	2008	$25,000	$25,000

(1)

On September 20, 2010, Mr. Lu was appointed as the Company’s Chief Executive Officer in connection with his purchase of a controlling interest in the Company, pursuant to a securities purchase agreement, dated September 20, 2010.

(2)

Mr. Meuse resigned as the Company’s President on September 20, 2010 in connection with the change of control resulting from the closing of the securities purchase agreement. Mr. Meuse did not receive any compensation from the Company during his tenure as President.

(2)

Mr. Ditanna resigned as the Company’s President in April 2010, in connection with a change of control resulting from the closing of a securities purchase agreement between the Company and Belmont Partners, LLC, pursuant to which Belmont acquired 66.26% of the Company’s outstanding capital stock. The compensation shown for Mr. Ditanna reflects the Company’s obligation to pay him $5,000 per month through December 31, 2009.

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended December 31, 2009.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the 2009 fiscal year.

Pursuant to the requirements of the Securities Exchange Act of 1934, Dynasty Energy Resources, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 21, 2010
DYNASTY ENERGY RESOURCES, INC.

By: /s/ Shaoping Lu
Shaoping Lu
Chief Executive Officer